Exhibit 21.1

Subsidiaries

Entity	Jurisdiction of Organization
Great Lakes Energy Technologies, LLC	Wisconsin
Clean Energy Solutions, LLC	Wisconsin
Orion Asset Management, LLC	Wisconsin
Orion LED Canada, Inc.	British Columbia, Canada